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18005770

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING Received MAR 12 2018 WASH, D.C.

SEC FILE NUMBER
8-69775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santos Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Ave. Suite 1100
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan L. Santos - (305) 303-4279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Co.
(Name – *if individual, state last, first, middle name*)

13907 N Dale Mabry Hwy, Suite 102	Tampa	FL	33617
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, Juan L. Santos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santos Capital Group LLC, as of March 8th, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARIA CLAVIER
Notary Public - State of Florida
Commission # FF 906272
My Comm. Expires Aug 4, 2019
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Santos Capital Group, LLC

Opinion on the Financial Statements
We have audited the accompanying Balance Sheet of Santos Capital Group, LLC (the "Company") as of December 31, 2017, the related Profit & Loss, Statement of Owner's Equity, and Statement of Cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Santos Capital Group, LLC 's financial statements. The supplemental information is the responsibility of Santos Capital Group, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Green + Company, CPAs

Tampa, Florida
March 8, 2018

We have served as the Company's auditor since 2017

13907 N Dale Mabry Hwy, Suite 102 *Tampa, FL 33618* *813.606.4388*

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Santos Capital Group, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Santos Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Santos Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Santos Capital Group, LLC stated that Santos Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Santos Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Santos Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green + Company, CPAs

Green & Company, CPAs
Tampa, FL 33618
March 8, 2018

Santos Capital Group, LLC
Balance Sheet
As of December 31, 2017

ASSETS	
Current Assets	
Checking/Savings	
Cash	80,239.31
Total Checking/Savings	80,239.31
Total Current Assets	80,239.31
Fixed Assets	
Equipment	768.00
Total Fixed Assets	768.00
Other Assets	
Clearing Deposit - APEX	150,084.19
Clearing Deposit - INTL	95,847.12
Deposits	2,062.40
Total Other Assets	247,993.71
TOTAL ASSETS	329,001.02
LIABILITIES & CAPITAL	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accounts Payable	750.00
Broker's Payable Apex	10,399.91
Total Other Current Liabilities	11,149.91
Total Current Liabilities	11,149.91
Total Liabilities	11,149.91
Member's Capital	
Member's Capital	317,851.11
Total Member's Capital	317,851.11
TOTAL LIABILITIES & CAPITAL	329,001.02

See Accompanying Notes to the Financial Statements

Santos Capital Group, LLC
Profit & Loss
January through December 2017

Ordinary Income/Expense	
Income	
Comm Inc. - OTC	1,892.66
Comm. Inc. - Mutual Funds	150.00
Comm. Inc. - Corp. Bonds	17,357.50
Interest Income	2,866.61
Service Fee Income	319.35
Total Income	22,586.12
Expense	
Clearing Charges	37,054.72
Email Archiving Expense	624.28
Advertising/Promotions	15,942.50
Dues and Subscriptions	340.50
Meals and Entertainment	79.00
Legal Expense	11,816.75
Professional Fees	8,325.00
Bank Charges	140.00
Insurance Expense	878.00
Registration Expense	4,375.00
Office Supplies	125.44
Office Expense	1,371.28
Postage	78.99
Rent Expense	12,238.00
FINOP Expense	6,500.00
Computer Expense	311,360.72
Travel Expense	30.00
Total Expense	411,280.18
Net Ordinary Income	-388,694.06
Net Income	**-388,694.06**

See Accompanying Notes to the Financial Statements

Santos Capital Group, LLC
Statement of Cash Flows
January through December 2017

OPERATING ACTIVITIES	
Net Income	-388,694.06
Adjustments to reconcile Net Income	
to net cash used in operations:	
Increase in Accounts Payable	750.00
Increase in Broker's Payable Apex	10,399.91
Increase in Clearing Deposit - APEX	-150,084.19
Increase in Clearing Deposit - INTL	-95,847.12
Increase in Deposits	-2,062.40
Net cash used for Operating Activities	-236,843.80
INVESTING ACTIVITIES	
Investment in Equipment	-768.00
FINANCING ACTIVITIES	
Member's Contribution	605,000.00
Net cash provided by Financing Activities	605,000.00
Net cash decrease for the period	-21,305.86
Cash at beginning of the period	101,545.17
Cash at end of period	80,239.31

Cash paid for taxes	0.00
Cash paid for interest	0.00

See Accompanying Notes to the Financial Statements

Santos Capital Group, LLC
Statement of Member's Capital
Year Ended December 31,2017

Member's Capital December 31, 2016	$	101,545.17
Member's Contributions	$	605,000.00
Net Loss Allocation	$	(388,694.06)
Member's Capital December 31, 2017	$	317,851.11

See Accompanying Notes to the Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

Santos Capital Group LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The company was incorporated under the laws of the state of Florida on March 12, 2014 as a single member Limited Liability Company.

The Company's primary activities include the sale of equities, fixed income, and mutual funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instrument purchased with a maturity of three months or less.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 2017 and revenues and expenses during the year then ended. The actual outcomes of the estimates could differ from the estimates made in preparation of the financial statements.

Commission Receivable

Commissions receivables are recorded at net receivable value.

Revenue Recognition

The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized on the settlement day for customers.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental entities and self regulatory organizations. These regulations include, among other things, periodic examinations by such regulatory agencies to determine whether the company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

As a single member limited liability company, the Company is a flow-through entity, which provides that the Company passes on all income and expenses to its sole owner to be taxed at the individual level.

Computer Expense

The Company has an agreement with Tiger LLC, where they have developed a trading platform and provide data hosting, maintenance & support and market data. This is a monthly service. Monthly costs are as follows:

Data hosting	$5,000
Maintenance & Support	$10,000
Market Data	$5,000

NOTE 3 - CLEARING ARRANGEMENTS

The company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). In addition, clearing brokers provide preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company has two clearing agreements, one with Apex Clearing Corporation and another with INTL FCStone Financial Inc. Both agreements provide execution and clearing services on a fully disclosed basis. Pursuant to both clearing agreements, the Company is required to maintain a deposit at each clearing institution.

NOTE 4 - SEC RULE 15c3-3 EXEMPTION

The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to the net capital not exceed 15 to 1.

As a December 31, 2017, the Company had excess net capital of $310,021 and a ratio of aggregate indebtedness to net capital of .04 to 1.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2017.

NOTE 7 - COMMITMENTS

The company leases its office facilities under a non-cancelable operating lease that started on January 24th, 2017, was renewed on January 23rd, 2018 and expires on February 28th, 2019. Lease payments for years ending December 31 are approximately as follows:

Year	Amount
2018	$10,615
2019	$1,930

NOTE 8 - CONCENTRATIONS

Commission income of approximately $19,400 or 100% of total commission income was generated from one registered representative during the year ended December 31, 2017.

NOTE 9 - MANAGEMENT REVIEW AND SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 8th, 2018, which is the date the financial statements were available to be issued and approved by management. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 10 – RELATED PARTY DISCLOSURES

The company has no related party disclosures. Capital for the Company is provided by Santos Capital Holdings LLC. Santos Capital Holdings LLC is funded by Juan L. Santos as its sole owner.

Santos Capital Group, LLC
Net Capital Computation
Pursuant to SEC Rule 15c3-1
as of 12/31/17

1. Total Assets	$329,001
2. Deduct Total Liabilities	(11,150)
3. Ownership Equity	317,851
4. Add Subordinated Liabilities	0
5. Total Capital and Subordinated Liabilities	317,851
6. Deduct Total Nonallowable Assets	(2,830)
7. Net Capital before Haircuts	315,021
8. Deduct Haircuts	-
9. Net Capital	$315,021
10. Deduct Net Capital Requirement	(5,000)
11. Excess Net Capital	$310,021
12. Aggregate Indebtedness	11,150
13. Ratio Aggregate Indebtedness to Net Capital	4%
Net Capital per 4th Quarter FOCUS Report	$288,185
Plus Overaccrued Expense	26,836
Net Capital per Audit Report	$315,021